

September 16, 2013

Via E-mail
Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Stores, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

> **Re:** **Burlington Stores, Inc.**
> **Amendments No. 2 and 3 to Registration Statement on Form S-1**
> **Filed September 6 and 10, 2013**
> **File No. 333-189632**

Dear Mr. Kingsbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies and Estimates, page 76

Common Stock Valuation and Stock-Based Compensation, page 79

1. We have reviewed your response to comment 5 from our letter dated August 27, 2013. Please address the following comments.

   - Please explain to us in more detail why you believe that it is reasonable and appropriate to treat the increase in value of your common stock between the March 2, 2013 and September 2013 valuation dates as having occurred ratably over the period.

- If you assumed that the increase in value occurred ratably over the period, please explain to us why the same fair value of your common stock was used for the grants in May 2013 and June 2013.

- Please revise your disclosures to describe in sufficient detail how the fair values of the common stock at the May and June 2013 grant dates were determined.

- Please disclose the events that led to increases in the value of your common stock from the March 2, 2013 valuation to the May and June 2013 grant dates.

- In light of the $170 anticipated IPO price disclosed in your response, explain to us in greater detail the reasons for the significant 241% increase in your common stock fair value since March and the 70% increase since May and June.

Consolidated Financial Statements, page F-1

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

2. We have reviewed your response to comment 8 from our letter dated August 27, 2013. Please explain to us in more detail when the key terms of the modified awards were determined by the company and when they were communicated to employees. It is unclear to us from your response whether you communicated in November 2010 that the exercise prices would be reduced or if you communicated the exact exercise prices and other key terms of the new awards. If the key terms of the modified awards were not determined and communicated to employees in February 2011, please explain to us in more detail your basis in GAAP for calculating the fair value of awards before and after the February 2011 debt refinancings and related $300 million dividend as opposed to immediately before and after the formal modification on the modification date.

Exhibit 5.1

3. We note that counsel's opinion that the securities will be validly issued, fully paid and non-assessable is subject to the contingency or assumption that the Restated Charter will be filed with the Secretary of State of the State of Delaware. Please either file a revised legal opinion to remove this assumption or confirm that an appropriately unqualified opinion will be filed by post-effective amendment or Form 8-K, if applicable, no later than the closing date of the offering. Please also disclose in the prospectus that the issuance of shares in the offering is conditioned on the filing of the Restated Charter with the Secretary of State of the State of Delaware. See Sections II.B.2.f. and II.B.3.a. of Staff Legal Bulletin No. 19.

4. We note that counsel's opinion is subject to the assumption set forth in section (i) of the fourth paragraph of the opinion that the Underwriting Agreement will be executed and

delivered. It is not clear that this assumption is appropriate. Please delete this assumption, or tell us why it is appropriate. In this regard, we note that the assumption contained in the third paragraph of the opinion regarding the "due authorization, execution and delivery of all documents by the parties thereto other than the Company" appears to encompass appropriately the assumption contained in section (i) of the fourth paragraph of the opinion.

5. We further note that you have not identified the number of shares to be registered or the number of shares to be covered by the underwriters' overallotment. Please file a revised opinion identifying the number of shares covered by the opinion.

6. Please revise the assumption regarding "the authority of such persons signing on behalf of the parties thereto" to limit this qualification to persons signing on behalf of parties other than the registrant.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director